[AXA LOGO]
                                   FINANCIAL
                                   PROTECTION

                                  PRESS RELEASE

                                                                JANUARY 27, 2005

--------------------------------------------------------------------------------

                 AXA CONSOLIDATED FULL YEAR 2004 REVENUES UP 1%
                 (2% ON A COMPARABLE BASIS) TO EURO 72.2 BILLION

               STRONG RECOVERY IN LIFE & SAVINGS REVENUES IN 4Q04

--------------------------------------------------------------------------------

o LIFE & SAVINGS REVENUES INCREASED APPROXIMATELY 6% IN 4Q04, LEADING TO A 1% GROWTH IN FULL YEAR 2004 TO EURO 47.1 BILLION, WITH FULL YEAR 2004 UNIT-LINKED SALES UP 14%. THE FULL YEAR REVENUE GROWTH WAS MAINLY SUPPORTED BY CONTINUED STRONG PREMIUM INCREASE IN FRANCE (+9%) AND, AS ANTICIPATED, A US RECOVERY IN 4Q04, WITH US 4Q04 REVENUES UP 6% COMPARED TO 4Q03 AND TO 3Q04.

o PROPERTY & CASUALTY REVENUES INCREASED BY 3% TO EURO 17.9 BILLION, WITH PERSONAL AND COMMERCIAL LINES GROWING 4% AND 6%, RESPECTIVELY, AS THE GROUP CONTINUED TO ATTRACT NEW CLIENTS AND FAVORABLE PRICING PERSISTED IN MOST BUSINESS LINES. THIS WAS PARTLY OFFSET BY FURTHER RESTRUCTURING IN OTHER LINES.

o ASSET MANAGEMENT REVENUES INCREASED BY 14% TO EURO 3.1 BILLION, BENEFITING FROM HIGHER AVERAGE ASSETS UNDER MANAGEMENT (AUM) (+16% VERSUS FULL YEAR
     2003), THE RESULT OF VERY STRONG 2004 NET INFLOWS (EURO 35 BILLION) AND MARKET APPRECIATION.

o INTERNATIONAL INSURANCE REVENUES WERE EURO 3.4 BILLION, DECLINING BY 6% AS AXA RE REDUCED ITS REVENUES BY 15%, IN LINE WITH ITS STRATEGIC REPOSITIONING IMPLEMENTED IN 2002.

------------------------------- Be Life Confident-------------------------------

--------------------------------------------------------------------------------
Numbers herein have not been audited or adjusted for scope and currency changes. Growth rates are on a comparable basis and, accordingly, have been adjusted for changes in scope, accounting methods and currency.
--------------------------------------------------------------------------------

PARIS--AXA reported today consolidated revenues of Euro 72.2 billion for full year 2004. On a comparable basis, revenues grew by 2% compared to full year 2003. On a reported basis, total revenues were up 1% from full year 2003 (Euro
71.6 billion), mainly driven by organic growth (revenues on a comparable basis up Euro 1.3 billion, or +2%) and MONY's 2H04 revenues (Euro 1.0 billion impact, or +1%), partly offset by the strength of the Euro versus other currencies (Euro -1.6 billion impact, or -2%).

"As expected, our competitive product offering and the expansion of the distribution platform have contributed to our growth momentum in the fourth quarter of 2004," said AXA Chief Executive Officer Henri de Castries.

"Our P&C and Asset Management revenues growth are in line with our long term targets, and we are particularly pleased with the strong Asset Management net inflows.

"Total revenues in our Life & Savings activities have returned to growth in the fourth quarter of 2004, owing to continued strong performance in France, Southern Europe and Japan, as well as to an anticipated recovery in the United States and the United Kingdom. In addition, business mix continues to significantly improve as reflected by the increased percentage of unit-linked sales in our total revenues.

"The benefits of higher revenues within the context of improved margins will become more apparent with the disclosure of our 2004 new business contribution growth for Life & Savings operations which, we anticipate, should be higher than the half year 2004 increase."

                                           -----------------------------------------------------------------------------
Twelve months ended                                                                    Change on a      Contribution
(Euro million)                              December 31,    December 31,    Change   comparable basis     to Total
                                                2004            2003                                      Revenues
------------------------------------------------------------------------------------------------------------------------

TOTAL                                            72 164         71 628      +0.7%            +1.8%              100%


 Life & Savings                                  47 063         46 799      +0.6%            +1.0%               65%

 Property & Casualty                             17 852         17 098      +4.4%            +3.4%               25%

 International Insurance                          3 371          3 972     -15.1%            -6.4%                5%

 Asset Management                                 3 087          2 922      +5.7%           +13.9%                4%

 Other Financial Services                           791            836      -5.4%            +5.5%                1%
------------------------------------------------------------------------------------------------------------------------


                                                                               2
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



LIFE & SAVINGS: 65% OF CONSOLIDATED REVENUES
--------------------------------------------

LIFE & SAVINGS REVENUES INCREASED APPROXIMATELY 6% IN 4Q04, LEADING TO A 1% GROWTH IN FULL YEAR 2004 TO EURO 47,063 MILLION. THIS FULL YEAR PERFORMANCE WAS MAINLY SUPPORTED BY CONTINUED STRONG REVENUE INCREASE IN FRANCE (+9%) STEMMING FROM A 58% SURGE IN INDIVIDUAL UNIT-LINKED PREMIUMS. REVENUES ALSO BENEFITED FROM A US RECOVERY IN 4Q04, WITH US 4Q04 REVENUES UP 6% COMPARED TO 4Q03 AND TO 3Q04.

FULL YEAR 2004 UNIT-LINKED REVENUES INCREASED BY 14% TO REPRESENT 35% OF TOTAL LIFE & SAVINGS REVENUES, MAINLY DRIVEN BY THE US, FRANCE AND THE UK.

                                                -------------------------------------------------------------
Twelve months ended                                                                             Change on a
(Euro million)                                   December 31,    December 31,      Change        comparable
                                                     2004            2003                          basis
-------------------------------------------------------------------------------------------------------------
LIFE & SAVINGS                                        47 063         46 799           +0.6%         +1.0%
.. France                                              11 893         10 882           +9.3%         +9.3%
.. United States (a)                                   12 880         13 732           -6.2%         -4.7%
.. United Kingdom                                       6 309          5 831           +8.2%         +6.1%
.. Japan                                                5 526          6 078           -9.1%         -6.8%
.. Germany                                              3 499          3 428           +2.1%         +2.1%
.. Belgium (b)                                          2 203          2 050           +7.4%         +3.3%
.. Southern Europe                                      1 364          1 182          +15.4%        +15.4%
.. Other countries                                      3 389          3 615           -6.3%         -4.5%
    Of which Australia/New Zealand                     1 496          1 697          -11.9%        -14.4%
    Of which Hong-Kong                                   751            791           -5.1%         +5.1%
-------------------------------------------------------------------------------------------------------------

   (a) 2H04 revenues include Euro 980 million from MONY, which AXA Financial acquired on July 8, 2004.
   (b) Effective January 1, 2004, the minority interests of Assurances La Poste have been bought out. Belgium full year 2003 Life & Savings revenues would have been Euro 82 million higher if the minority buyout had been effective as of January 1, 2003.

FRANCE: Revenues increased by 9% and APE(1) was up 14%, mainly resulting from a surge in Individual unit-linked premiums and in Health. The individual savings segment recorded a 58% growth in unit-linked premiums, compared with a 34% increase for the overall market(2) , due to a strong focus on these products in all sales networks, while general account premiums increased slightly (+1%). Unit-linked premiums represented 21% of individual savings premiums versus 14% last year. Sales in the new French retirement PERP product experienced a promising start in 2004 as 140,000 accounts were opened, with AXA being one of the market's top three players(2).
Group retirement premiums were up 13% due to new business with major companies and renewals of contracts, reflecting AXA's favorable competitive position in both unit-linked and non unit-linked markets. Life and Health premiums grew by 8%, reflecting a 15% growth in Health premiums, due to an increasing number of contracts in individual Health as well as rate increases, and a 4% growth in Life premiums.

UNITED STATES: Excluding the contribution of MONY, revenues for the fourth quarter of 2004 increased by 6%, reflecting a 13% growth in Variable Annuity ("VA") sales and a 28% growth in first year life sales partially offset by lower fixed annuity sales (-22%) and renewal life premiums (-2%).
Full year 2004 revenues were down 5% and APE was down 2%, as increases in First Year Life premiums (+25%) and Institutional Separate Account premiums (+65%) were more than offset by

----------
(1) Annual Premium Equivalent (APE) represents 100% of regular premiums plus 10% of single premiums.
(2) Source: FFSA at the end of November 2004.

                                                                               3
------------------------------- Be Life Confident-------------------------------
a 10% decrease in VA premiums from a very high 2003 level . Compared to 2002, 2004 VA sales increased by 19% on a CAGR(3) basis.
MONY's 4Q04 revenues were up 20% compared to 3Q04, and included 14% from sales of AXA-Equitable products, up from 8% in 3Q04.

UNITED KINGDOM: Total revenues increased by a strong 16% in 4Q04, leading to revenues up 6% and APE up 3% in full year 2004. This was driven by continued growth in sales of single premium unit-linked bonds (up 12%) and strong sales of Group Pension regular premium business (up 32%), partly offset by decreased Individual pension business (down 20%) reflecting the impact of actions taken in 2003 to improve profitability.

Since the beginning of 4Q04, significant distribution agreements have been reached with Britannia Building Society, Millfield Group and THINC Destini, as well as further agreements for the distribution of the new Protection offer with Bankhall, Tenet Group and Sesame.

JAPAN: Revenues decreased by 7%, but were up 8% excluding the impact of group pension transfers (Euro 217 million versus Euro 882 million last year) and conversions (Euro 695 million versus Euro 822 million last year). This 8% increase was driven by the 25% growth in Investment & Savings premiums, reflecting strong individual annuity sales in the bancassurance channel which benefited from new partnerships signed since August 2003, and by the 16% growth of Health premiums fuelled by continuing focus of the salesforce on strong margin Key6 products such as Medical Whole Life and Medical Riders. In November 2004, AXA Japan signed a partnership agreement with Bank of Tokyo-Mitsubishi for the distribution of AXA Japan's newly launched US dollar-denominated individual annuity certain product.

GERMANY: Revenues increased by 2%, driven by unit-linked Investment & Savings premiums, which nearly doubled compared to last year, fuelled by strong new business from the "Pensionskasse" (group pension fund product). Health revenues increased by 14% due to higher regular premiums, following significant new business inflows in 2003 and legal premium rate adjustments.
Life revenues, which represented half of Germany's revenues, were flat.

BELGIUM: Revenues increased by 3% and APE was up a strong 16%. Excluding a Euro 103 million non-recurring single premium contract in 1Q03, revenues were up 9% driven by Individual business up 14%, fuelled by the Crest product and unit-linked business (up 37% due primarily to structured funds), partly offset by Group business down 11%. The decrease in Group business resulted from lower single premiums, only partly compensated by higher regular premiums. 4Q04 revenues grew a strong 33%, as three successful structured funds were launched during that quarter.

SOUTHERN EUROPE: Revenues increased by 15% driven by strong Investment & Savings premium growth, both in unit-linked contracts (+35%), stemming from new distribution agreements in Spain, and in non unit-linked contracts (+12%), resulting from high single premium new business in Italy.
Life premiums were up 7% benefiting from the growth in the bancassurance channel in Spain.

AUSTRALIA/NEW ZEALAND: Revenues were down 14%, due to product substitution into the rapidly growing mutual fund business and the planned reduction in retirement income business, following tactical price increases implemented during the second half of 2003 to maximize profitability. These were partly offset by a 5% increase in protection products.

----------
(3) Compounded Annual Growth Rate.

                                                                               4
------------------------------- Be Life Confident-------------------------------

Fees, the key growth area for the Australian market, increased 17% as a result of fund growth in an improving market environment and increased sales through wrap accounts and retail unit trusts.
Overall, APE was up 14%, due to the significant shift in business mix towards mutual funds.

HONG-KONG: Revenues increased 5% and APE was up 14%. This increase was driven by improved retention of inforce business, combined with new marketing and productivity initiatives in the agency, advisor and broker channels.

PROPERTY & CASUALTY: 25% OF CONSOLIDATED REVENUES
-------------------------------------------------

PROPERTY & CASUALTY REVENUES INCREASED BY 3% IN 2004 TO EURO 17,852 MILLION, WITH PERSONAL AND COMMERCIAL LINES GROWING 4% AND 6%, RESPECTIVELY, AS THE GROUP ATTRACTED NEW CLIENTS AND FAVORABLE PRICING PERSISTED IN MOST BUSINESS LINES. THIS WAS PARTLY OFFSET BY FURTHER RESTRUCTURING IN OTHER LINES, PRIMARILY IN GERMANY.

                                                     ------------------------------------------------------------
Twelve months ended                                                                                  Change on a
(Euro million)                                        December 31,   December 31,      Change        comparable
                                                          2004           2003                           basis
-----------------------------------------------------------------------------------------------------------------

PROPERTY & CASUALTY                                      17 852         17 098           +4.4%            +3.4%
.. France                                                  4 895          4 640           +5.5%            +5.5%
.. Germany                                                 2 796          2 847           -1.8%            -1.8%
.. United Kingdom, including Ireland                       4 469          4 222           +5.9%            +4.0%
.. Belgium                                                 1 430          1 405           +1.8%            +1.6%
.. Southern Europe(a)                                      2 901          2 577          +12.6%            +7.0%
.. Other countries                                         1 361          1 408           -3.3%            -0.3%
----------------------------------------------------------------------------------------------------------------

(a) In Spain, AXA Seguros purchased in January 2004 BBVA's 50% stake in Direct Seguros. As a consequence, Direct Seguros is fully consolidated starting January 2004 (versus equity method accounting in 2003). Spain full year 2003 Property & Casualty revenues would have been Euro 133 million higher if Direct Seguros had been fully consolidated as of January 1, 2003.

PERSONAL LINES (59% OF THE P&C PREMIUMS) showed overall growth of 4%.
Motor revenues (+3%) improved in most countries, due to moderate tariff increases and strong positive net inflows, especially in France (+154,000 policies), Germany (+139,000 policies), and Southern Europe (+159,000 policies). As a result, motor revenues in France grew 5%, above estimated(4) market trend. Motor revenues for UK, including Ireland, were down 18%, as a result of AXA's continued underwriting discipline amidst softening market rates, the planned reduction in UK Personal Direct prior to its sale to RAC in October 2004 and the decrease in Ireland average premiums following rate reductions in 2003 and in 2004, reflecting an improved claims environment and risk selection.
Non-motor activities rose 5%, mainly driven by strong growth in the UK (+23%) led by the increase in new business from Corporate Partners and intermediaries in Personal Household and Creditor. France experienced strong positive net inflows of 83,000 contracts in Household supported by the successful introduction of segmented products.

COMMERCIAL LINES (34% OF THE P&C PREMIUMS) recorded growth of 6% due to continued tariff increases in most business lines and strong new business in non-motor. Growth was +9% at AXA France, with the main lines of business registering increases in premiums above estimated(4) market trends.

----------
(4) Internal management estimates.

                                                                               5
------------------------------- Be Life Confident-------------------------------

Commercial motor revenues increased by 4%, mainly driven by Southern Europe's renewals of fleet contracts, France's selective rate increases associated with strict underwriting control, and Belgium's rate increases. Growth in commercial non-motor revenues of 6% was due to successful tariff increases in most countries, especially in property and liability in France, the UK, and Southern Europe.

OTHER LINES (7% OF THE P&C PREMIUMS) decreased by 3% mainly driven by a sharp decrease in Germany both in assumed business, in line with a reduction of share in the Aviation pool and Atomic pool, and in foreign activities as they were partly put in run-off.

INTERNATIONAL INSURANCE: 5% OF CONSOLIDATED REVENUES
----------------------------------------------------

INTERNATIONAL INSURANCE REVENUES DECLINED BY 6% TO EURO 3,371 MILLION, MAINLY DUE TO A 15% DECREASE IN REINSURANCE ACTIVITIES IN LINE WITH THE STRATEGIC REPOSITIONING OF AXA RE IMPLEMENTED IN 2002.

                                                        ------------------------------------------------------------------
Twelve months ended                                      December 31,    December 31,      Change         Change on a
(Euro million)                                               2004            2003                      comparable basis
--------------------------------------------------------------------------------------------------------------------------

INTERNATIONAL INSURANCE                                           3 371          3 972         -15.1%               -6.4%
.. AXA RE(a)                                                       1 056          1 913         -44.8%              -14.9%
.. AXA Corporate Solutions Assurance(a)                            1 506          1 550          -2.8%               -3.0%
.. AXA Cessions                                                       94             87          +7.2%               +7.2%
.. AXA Assistance                                                    475            408         +16.3%              +16.4%
.. Other transnational activities(a)                                 240             14             NM              -22.8%
--------------------------------------------------------------------------------------------------------------------------

(a) In line with the legal restructuring of AXA RE and AXA Corporate Solutions Assurance, all businesses related to US entities in run-off, formerly owned by AXA Re, have been transferred to a new US holding company reported in "Other transnational activities".

REINSURANCE: Revenues declined by 15% reflecting AXA RE's strategy, implemented in 2002, aimed at reducing the portfolio risk exposure and exiting non-strategic business lines. As a result, the decrease was mainly explained by lower non-life gross written premiums (-15%) resulting from a sharp drop in Assumed Business and some re-underwriting of the Marine account.

INSURANCE: As a result of its continuing strict underwriting guidelines, AXA Corporate Solutions Assurance's revenues decreased by 3%, driven by lower activity in Property (-19%) and the decrease in Marine business (-5%) partly offset by a strong increase in Aviation (+20%) which was negatively impacted in 2003 by SARS and the Iraq war.

                                                                               6
------------------------------- Be Life Confident-------------------------------

ASSET MANAGEMENT: 4% OF CONSOLIDATED REVENUES
---------------------------------------------

ASSET MANAGEMENT REVENUES INCREASED BY 14% TO EURO 3,087 MILLION IN 2004, BENEFITING FROM HIGHER AVERAGE AUM (+16%), THE RESULT OF VERY STRONG NET INFLOWS (EURO 35 BILLION) AND MARKET APPRECIATION, PARTLY OFFSET BY THE DEPRECIATION OF THE U.S. DOLLAR VERSUS THE EURO.

                                                ----------------------------------------------------------
Twelve months ended                              December 31,   December 31,    Change       Change on a
(Euro million)                                       2004           2003                  comparable basis
----------------------------------------------------------------------------------------------------------

ASSET MANAGEMENT                                     3 087          2 922        +5.7%          +13.9%
.. Alliance Capital                                   2 312          2 311        +0.0%          +10.0%
.. AXA Investment Managers(a)                           776            611       +26.9%          +28.6%
----------------------------------------------------------------------------------------------------------

(a) Excluding management and front-end fees collected by AXA Investment Managers on behalf of external distributors, gross revenues increased 21% on a comparable basis.

ALLIANCE CAPITAL: Revenues(5) were up 10% compared to 2003, driven by higher average investment advisory fees from higher average AUM (+16%), higher institutional research service fees (+13%) due to increased market share, and higher performance fees (+13%), partly offset by lower fees on US long-term open-end retail mutual funds.
AUM increased by Euro 19 billion from year-end 2003 to Euro 395 billion at year-end 2004, mainly driven by positive market impact (Euro 46 billion), net positive inflows (Euro 5 billion, of which cash management outflows of Euro -2 billion and net inflows from AXA insurance affiliates of approximately Euro 6 billion) and negative exchange rate impact (Euro -32 billion).

AXA INVESTMENT MANAGERS: Revenues(5) increased by 29%, while gross revenues, excluding management and front-end fees collected on behalf of external distributors, increased by 21%, due to a combination of higher average AUM (+17%) and favorable product mix shift.
AUM increased by Euro 54 billion from year-end 2003 to Euro 346 billion at year-end 2004 largely driven by Euro 30 billion of net inflows, mainly from third party clients (Euro 23 billion net inflows, i.e., a 39% growth on year-end 2003 third party AUM of Euro 58 billion). AUM also benefited from a Euro 24 billion favorable market impact, partly offset by a Euro -2 billion unfavorable foreign exchange rate impact.

                                      * * *
                                        *

ABOUT AXA
AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 827 billion in assets under management as of June 30, 2004, and reported total revenues of Euro 37 billion and underlying earnings of Euro 1,436 million for first half 2004. Total revenues for full year 2004 were Euro 72 billion. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depositary Share is also listed on the NYSE under the ticker symbol AXA.

                                      * * *
                                        *

----------
(5) Net of inter-company transactions.

                                                                               7
------------------------------- Be Life Confident-------------------------------

AXA INVESTOR RELATIONS:                                         AXA MEDIA RELATIONS:
----------------------                                          -------------------
Matthieu Andre:                  +33.1.40.75.46.85              Christophe Dufraux:  +33.1.40.75.46.74
Caroline Portel:                 +33.1.40.75.49.84              Clara Rodrigo:       +33.1.40.75.47.22
Sophie Bourlanges:               +33.1.40.75.56.07              Rebecca Le Rouzic:   +33.1.40.75.97.35
Kevin Molloy:                    +1.212.314.28.93               Mary Taylor:         +1.212.314.58.45
Marie-Flore Bachelier:           +33.1.40.75.49.45

IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. These statements speak only as of the date of the particular statement. These statements are not historical facts but instead represent our belief regarding future events many of which are inherently uncertain and outside of our control. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in such forward-looking statements (or from past results). These risks and uncertainties include, without limitation, risks related to AXA's business such as the risk of future catastrophic events, including possible future terrorist related incidents, economic and market developments, regulatory actions and developments, and litigation and other legal proceedings. Please refer to AXA's Annual Report on Form 20-F and AXA's Document de Reference for the year ended December 31, 2003, for a description of certain important factors, risks and uncertainties that could affect AXA's business. AXA does not undertake nor intends to undertake any obligation to (and expressly disclaims any such obligation to) publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances, or otherwise.

                                                                               8
------------------------------- Be Life Confident-------------------------------

APPENDIX 1
LIFE & SAVINGS - UL, GENERAL ACCOUNT, HEALTH AND OTHER REVENUES - FULL YEAR 2004

                                    ---------------------------------  -----------------------------------------------------------
                                        Gross          Change on               Gross Written Premiums
                                       Revenues       comparable       -------------------------------------------     Other
             In million euros            2004            basis            UL           Non-UL          Health        Revenues*
                                    ---------------------------------  -----------------------------------------------------------
     -----------------------------  ---------------------------------  -----------------------------------------------------------

     France                                 11 893            + 9.3%         1 840           8 406          1 647
     United States                          12 880            - 4.7%         7 957           4 127            143             653
     United Kingdom                          6 309            + 6.1%         4 598           1 711
     Japan                                   5 526            - 6.8%            84           4 039          1 404
     Germany                                 3 499            + 2.1%           313           2 292            893
     Belgium                                 2 203            + 3.3%           273           1 930
     Southern Europe                         1 364           + 15.4%           281           1 083
     The Netherlands                           802            + 5.6%           260             273            262               7
     Australia/New-Zealand                   1 496           - 14.4%           487             716            138             155
     Hong-Kong                                 751            + 5.1%           150             570             29               1
     Others                                    340            - 0.3%            69             254             12               5

     -----------------------------  ---------------------------------  -----------------------------------------------------------

     TOTAL                                   47 063           + 1.0%         16 313         25 400          4 529             821


                                    -------------------------------
                                                % UL
                                          in Gross Revenues
                                    -------------------------------
             In million euros          2004 (a)          2003
                                    -------------------------------
     -----------------------------  -------------------------------

     France                                     15%            12%
     United States                              62%            56%
     United Kingdom                             73%            72%
     Japan                                       2%             1%
     Germany                                     9%             7%
     Belgium                                    12%             9%
     Southern Europe                            21%            18%
     The Netherlands                            32%            32%
     Australia/New-Zealand                      33%            34%
     Hong-Kong                                  20%            16%
     Others                                     20%            20%

     -----------------------------  -------------------------------

     TOTAL                                      35%            32%

* Other revenues include all non-insurance business (fees received from servicing business and fees on the sale of mutual funds).

(a) Using 2003 exchange rates, 2004 unit-linked products would also represent approximately 35% of total gross revenues compared to 32% in 2003.

                                                                               9
------------------------------- Be Life Confident-------------------------------

APPENDIX 2

LIFE & SAVINGS - SPLIT BY BUSINESS LINES - FULL YEAR 2004

                                 -------------------------------------------------------------------------------------------
        LIFE & SAVINGS                Investment & Savings                   Life                           Health
                                 -------------------------------------------------------------------------------------------
             in %                  Contribution     Change **    Contribution      Change **     Contribution     Change **
                                 -------------------------------------------------------------------------------------------

-------------------------------- -------------------------------------------------------------------------------------------
France                                    67%         + 10%             19%            + 4%            14%           + 15%
United States                             74%          - 9%             16%              0%             1%            - 5%
United Kingdom                            87%          + 5%             13%           + 15%
Japan (a)                                 33%         - 15%             41%           - 13%            25%           + 21%
Germany                                   20%          + 6%             48%            - 0%            26%           + 14%
Belgium (b)                               71%          + 9%             11%            - 3%
Southern Europe                           86%         + 17%             14%            + 7%
The Netherlands                           40%         + 18%             27%            + 3%            33%             -5%
Australia/New Zealand                     61%         - 24%             19%            + 5%             9%            + 4%
Hong Kong                                 26%          + 7%             68%            + 3%             4%           + 28%
Others                                    36%          - 4%             48%            + 2%            10%            + 6%
-------------------------------- -------------------------------------------------------------------------------------------

TOTAL                                     63%          - 1%             23%            - 1%            10%           + 14%


                                 ------------------------------------------------------------
        LIFE & SAVINGS                  Other premiums               Other revenues *
                                 ------------------------------------------------------------
             in %                 Contribution    Change **     Contribution     Change **
                                 ------------------------------------------------------------

-------------------------------- ------------------------------------------------------------
France
United States                                5%          + 51%              4%         + 30%
United Kingdom
Japan (a)
Germany                                      6%          - 25%
Belgium (b)                                 17%          - 11%
Southern Europe
The Netherlands                                                             1%          + 9%
Australia/New Zealand                                                      10%         + 17%
Hong Kong                                    2%           + 9%
Others                                       5%           - 4%              1%         + 81%
-------------------------------- ------------------------------------------------------------

TOTAL                                        3%          + 10%              1%         + 27%

* Other revenues include fees received from servicing and advisory business and fees on the sales of Mutual Funds (non-insurance business).
** On a comparable basis.

(a) Japan gross revenues include group pension business.
(b) Other premiums for Belgium include Group investment & savings and life premiums (split unavailable).

                                                                              10
------------------------------- Be Life Confident-------------------------------

APPENDIX 3
LIFE & SAVINGS - ANNUAL PREMIUM EQUIVALENT FOR 11 COUNTRIES - FULL YEAR 2004 100% BASIS (INCLUDING MINORITY INTERESTS)

                                               --------------------------------------------------------------------------
                       in million euros                  APE               APE            Change            Change on
                                                         2004             2003                           comparable basis
                                               -------------------------------------------------------------------------
------------------------------------------     -------------------------------------------------------------------------
France                                                    1 033              910            + 14%                 + 14%
United States (a)                                         1 559            1 499             + 4%                  - 2%
United Kingdom                                              715              681             + 5%                  + 3%
Japan                                                       509              485             + 5%                  + 8%
Germany (incl. Health)                                      464              529            - 12%                 - 12%
Belgium (b)                                                 189              155            + 22%                 + 16%
Southern Europe                                             123              109            + 13%                 + 13%
Australia / New Zealand                                     368              314            + 17%                 + 14%
Hong Kong                                                   121              118             + 3%                 + 14%

------------------------------------------     -------------------------------------------------------------------------
TOTAL (11 COUNTRIES)                                      5 081            4 799             + 6%                  + 4%
------------------------------------------     -------------------------------------------------------------------------

(a) 2004 APE include Euro 220 million from MONY, which AXA Financial acquired on July 8, 2004.
(b) Effective January 1, 2004, the minority interests of Assurances La Poste have been bought out. Belgium 2003 APE would have been Euro 8 million higher if the minority buyout had been effective as of January 1, 2003.

                                                                              11
------------------------------- Be Life Confident-------------------------------

APPENDIX 4
PROPERTY & CASUALTY - SPLIT BY BUSINESS LINES - FULL YEAR 2004

                              --------------------------------------------------------------------------------------
                                        Personal                    Personal                    Commercial
                                         Motor                      Non-Motor                     Motor
                              --------------------------------------------------------------------------------------
                                 % Gross       Change on      % Gross      Change on      % Gross      Change on
                                 Revenues     comp. basis     Revenues    comp. Basis    Revenues     comp. Basis
                              --------------------------------------------------------------------------------------
----------------------------  --------------------------------------------------------------------------------------

France                               34%          + 5%            29%         + 2%           8%           + 5%
Germany                              32%          + 5%            32%         - 3%           3%           - 3%
Belgium                              36%          + 2%            26%           0%           6%           + 6%
United Kingdom (a)                   14%         - 18%            23%        + 21%           8%           + 1%
Southern Europe                      56%          + 5%            20%         + 6%           6%          + 22%
Canada                               38%          - 3%            16%        - 11%           9%           + 5%
The Netherlands                      17%         - 12%            17%        - 10%          38%          - 11%
Others                               56%         + 33%            24%         + 8%           1%

----------------------------  --------------------------------------------------------------------------------------

TOTAL                                34%          + 3%            25%          +5%           7%            +4%

                              ----------------------------------------------------------
                                       Commercial                     Other
                                        Non-Motor                     lines
                              ----------------------------------------------------------
                                  % Gross      Change on       % Gross      Change on
                                  Revenues    comp. basis     Revenues      comp. basis
                              ----------------------------------------------------------
----------------------------  ----------------------------------------------------------

France                               29%        + 10%
Germany                              25%         + 1%              8%        - 24%
Belgium                              30%         + 1%              1%        + 24%
United Kingdom (a)                   30%         + 7%             25%         + 4%
Southern Europe                      18%        + 14%              0%        - 34%
Canada                               37%         + 9%
The Netherlands                      31%        - 15%            - 3%
Others                               18%         - 3%              1%        - 14%

----------------------------  ----------------------------------------------------------

TOTAL                                27%         + 6%              7%         - 3%

(a) Including Ireland


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------------------------------- Be Life Confident-------------------------------